
03025186

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C. 155 SECTION

**FORM 11-K**

(Mark One)

**[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to _________

Commission file number 33-40568

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALARIS Medical Systems Retirement Investment Plan (formerly Advanced Medical, Inc./IMED Corporation Savings Plan)
Full Name of Registrant



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALARIS Medical, Inc.
10221 Wateridge Circle
San Diego, CA 92121

**ALARIS MEDICAL SYSTEMS**
**RETIREMENT INVESTMENT PLAN**

Table of Contents



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

## Report of Independent Auditors

To the Participants and Administrator of
ALARIS Medical Systems Retirement Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ALARIS Medical Systems Retirement Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 26, 2003

## ALARIS MEDICAL SYSTEMS
## RETIREMENT INVESTMENT PLAN
### Statements of Net Assets Available for Benefits

| | As of December 31, 2002 | | As of December 31, 2001 | |
|---|---|---|---|---|
| **Investments, at fair value** | | | | |
| Registered investment companies: | | | | |
| American Funds EuroPacific Growth Fund | $ 2,270,437 | | $ 2,695,000 | |
| Franklin Balance Sheet Investment Fund | 121,482 | | - | |
| T. Rowe Price Equity Income Fund | 7,420,633 | * | 8,538,404 | * |
| Vanguard 500 Index Fund | 10,441,849 | * | 13,118,357 | * |
| Vanguard Balanced Index Fund | 36,353 | | - | |
| Vanguard Explorer Fund | 104,367 | | - | |
| Vanguard Prime Money Market Fund | 763,723 | | 704,844 | |
| Vanguard PRIMECAP Fund | 14,992,000 | * | 20,792,517 | * |
| Vanguard Total Bond Market Index Fund | 2,080,121 | | 1,156,873 | |
| Vanguard U.S. Growth Fund | 5,221,206 | * | 8,010,923 | * |
| | 43,452,171 | | 55,016,918 | |
| Vanguard Retirement Savings Trust Fund | 15,949,056 | * | 13,615,175 | * |
| Alaris Medical Stock Fund | 7,694,264 | * | 4,590,621 | |
| Eli Lilly Stock Fund | 22,231,698 | * | 28,996,950 | * |
| Participant Loans | 1,651,733 | | 1,608,963 | |
| **Net assets available for benefits** | $ 90,978,922 | | $ 103,828,627 | |

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

**ALARIS MEDICAL SYSTEMS**
**RETIREMENT INVESTMENT PLAN**
Statements of Changes in Net Assets Available for Benefits

| | Year Ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **Additions** | | |
| Investment income: | | |
| Interest and dividend income, investments | $ 1,849,529 | $ 2,306,510 |
| Interest income, participant loans | 134,035 | 151,705 |
| Net (depreciation) in fair value of investments | (14,306,428) | (12,092,367) |
| | (12,322,864) | (9,634,152) |
| Contributions: | | |
| Employer | 1,882,504 | 1,558,648 |
| Participant | 5,304,872 | 4,200,056 |
| | 7,187,376 | 5,758,704 |
| Total additions | (5,135,488) | (3,875,448) |
| **Deductions** | | |
| Payment of benefits | 7,685,030 | 12,011,404 |
| Administrative expenses | 29,187 | 7,027 |
| Total deductions | 7,714,217 | 12,018,431 |
| **Net (decrease)** | (12,849,705) | (15,893,879) |
| Net assets available for plan benefits: | | |
| Beginning of year | 103,828,627 | 119,722,506 |
| End of year | $ 90,978,922 | $ 103,828,627 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 - DESCRIPTION OF PLAN

The following description of the ALARIS Medical Systems Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution plan established to provide eligible employees with additional security for their retirement. The Plan covers substantially all eligible employees of ALARIS Medical Systems, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, employees are eligible to participate in the plan after completing one full payroll cycle. Employees may not be eligible to participate if they are a collectively bargained employee, a leased employee or an employee scheduled to work less than 20 hours per week (unless actual hours worked total more than 1,000 hours per year). An Administrative Committee consisting of four persons, appointed by the Company, has the authority to interpret the Plan and to resolve all questions arising in connection with the interpretation, application and administration of the Plan. Vanguard Fiduciary Trust Company ("VFTC") serves as the Plan's trustee.

Effective February 9, 2001, the ALARIS Medical Stock Fund was closed except for exchanges out and termination distributions. Vanguard Prime Money Market Fund was added on February 9, 2001 as a new investment option in the Plan.

### Contributions

Participants may make tax deferred contributions to the Plan of up to 20% of their eligible compensation, subject to the maximum permitted under Federal Law ($11,000 for 2002 and $10,500 2001). Participants may also contribute amounts representing distributions from other defined benefit or defined contribution plans.

Effective January 2002, participants who are age 50 and older may make "catch-up" contributions to the Plan in accordance with the tax law that was passed in 2001.

The Company makes matching contributions equal to 50% of the first 8% of eligible compensation contributed. The Company also may make discretionary profit sharing contributions. There were no discretionary profit sharing contributions in 2002 or 2001.

### Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses, if any. Plan earnings, which are not taxable to the participant under federal and state tax laws until withdrawn, are allocated on the basis of the participants' account balances in the various investment alternatives.

### Vesting

All participant contributions and related earnings credited to the participants' accounts are fully vested and non-forfeitable. Company contributions and related earnings become 100% vested after one year of service with the Company.

### Participant Loans

Plan participants may borrow up to 50% of their vested account balance, subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the participants' account balances. The loans bear interest at a rate of the prime rate plus 1%, determined on a quarterly basis and established when the loan is made. Interest rates range from 5.75% to 10.5% at December 31, 2002. Participants may have only one loan outstanding at a time, and may not have more than one loan in any 12-month period. If the participant is married, spousal consent is required to take a loan.

Loan repayments are made via payroll deductions over a maximum of 5 years, except for loans used to purchase a principal residence, which are repaid over a maximum of 10 years. A loan processing fee and loan maintenance fee will be charged to participant accounts upon entering into a loan transaction.

### Payment of Benefits

Upon retirement, disability, death or termination of employment, a participant is entitled to 100% of his/her vested account balance, reduced by any participant loan outstanding. Participant accounts with balances up to $5,000 are settled with lump-sum distributions. Participants with a balance greater than $5,000 may elect a distribution, rollover, or to leave their balances in the Plan. Amounts left on deposit with the Plan and the earnings thereon are not forfeitable.

Participants also have an option to take hardship withdrawals, age 59½ withdrawals or other in-service withdrawals, subject to Plan provisions.

### Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or pay administrative expenses. Forfeitures used were $25,987 in 2002 and $3,977 in 2001. At December 31, 2002 and December 30, 2001, forfeited non-vested accounts totaled $7 and $25,768 respectively.

### Plan Termination

The Company may terminate the Plan for any reason at any time subject to the provisions of ERISA. In the event of termination, all participants will become 100% vested.

## NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

### Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

### Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The ALARIS Medical Stock Fund and Eli Lilly Stock Fund are valued at their year-end unit closing prices (comprised of year-end market price plus uninvested cash position). As of December 31, 2002, the ALARIS Medical Stock Fund had 700,115 units at $10.99 per unit and the Eli Lilly Stock Fund had 2,437,686 units at $9.12 per unit. As of December 31, 2001, the ALARIS Medical Stock Fund had 816,837 units at $5.62 per unit and the Eli Lilly Stock Fund had 2,572,933 units at $11.27 per unit.

### Payment of Benefits

Benefits are recorded when paid.

## NOTE 3 - INVESTMENTS

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) in value as follows:

| | For the Year Ended | |
|---|---|---|
| | 2002 | 2001 |
| Registered Investment Companies | $ (13,175,990) | $ (10,627,963) |
| Common Stock | (1,130,438) | (1,464,404) |
| Net (depreciation) in fair value of investments | $ (14,306,428) | $ (12,092,367) |

All investments are participant directed.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan assets. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

## NOTE 5 - PLAN EXPENSES

Generally, the Plan's administrative expenses are paid as follows: trustee fees are paid by the Plan; accounting and legal fees are paid through forfeitures, if available. If forfeitures are not available, the accounting and legal fees are paid by the Company.

## NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 30, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Schedule I

# ALARIS MEDICAL SYSTEMS
# RETIREMENT INVESTMENT PLAN
## Schedule of Assets (Held at End of Year)
## As of December 31, 2002

Alaris Medical Systems Retirement Investment Plan, EIN 13-3800335

Attachment to Form 5500, Schedule H, Part IV, Line i:

| | Identity of Issue | Investment Type | | Current Value |
|---|---|---|---|---|
| | American Funds EuroPacific Growth Fund | Registered Investment Company | $ | 2,270,437 |
| | Franklin Balance Sheet Investment Fund | Registered Investment Company | | 121,482 |
| | T. Rowe Price Equity Income Fund | Registered Investment Company | | 7,420,633 |
| * | Vanguard 500 Index Fund | Registered Investment Company | | 10,441,849 |
| * | Vanguard Balanced Index Fund | Registered Investment Company | | 36,353 |
| * | Vanguard Explorer Fund | Registered Investment Company | | 104,367 |
| * | Vanguard Prime Money Market Fund | Registered Investment Company | | 763,723 |
| * | Vanguard PRIMECAP Fund | Registered Investment Company | | 14,992,000 |
| * | Vanguard Total Bond Market Index Fund | Registered Investment Company | | 2,080,121 |
| * | Vanguard U.S. Growth Fund | Registered Investment Company | | 5,221,206 |
| * | Vanguard Retirement Savings Trust | Common/Collective Trust | | 15,949,056 |
| * | Alaris Medical Systems Inc. | Common Stock | | 7,694,264 |
| | Eli Lilly & Co. | Common Stock | | 22,231,698 |
| * | Alaris Medical Systems Retirement Investment Plan | Participant Loans (5.75% - 10.5%) | | 1,651,733 |
| | **Total Assets (Held at End of Year)** | | $ | 90,978,922 |

* Party in Interest

## SIGNATURES

**The Plan.** Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALARIS Medical Systems
Retirement Investment Plan

By: ALARIS Medical Systems
(plan administrator)

DATE 6/27/03

By: 
Robert Mathews
Vice President, Finance

**Exhibit 99.1**

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of ALARIS Medical Systems Retirement Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, (the "Report"), I, Jennifer Woods, Administrator of the Plan, certify pursuant to 18 U.S.C. §1350, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Jennifer Woods, Director Human Resources

Exhibit 99.2

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of ALARIS Medical Systems Retirement Investment Plan (the "Plan") on Form 11-K for the period ending December 31, 2002, (the "Report"), I, Robert Mathews, Administrator of the Plan, certify pursuant to 18 U.S.C. §1350, that, to my knowledge:

3. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 27, 2003



Robert Mathews, Vice President Finance

**Exhibit 23**

## Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40568) of ALARIS Medical Systems, Inc. of our report dated June 26, 2003 relating to the financial statements of ALARIS Medical Systems Retirement Investment Plan, which appears in this Form 11-K.



Philadelphia, Pennsylvania
June 27, 2003